Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2024 Financial Results

- Revenue Surpasses Guidance, up 104.8% QoQ -

- Profitability Improves with Operating Loss Narrows by 60.9% YoY and 31.5% QoQ -

Singapore, Aug 15, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended June 30, 2024.

Second Quarter 2024 Operating and Financial Highlights

Revenues were US$71.9 million, which beat the previous guidance of US$70 million and increased 104.8% sequentially.

Total computing power sold was 6.2 million Thash/s, representing a sequential increase of 83.9%.

Loss from operations was US$46.6 million, narrowed 60.9% year-over-year and 31.5% sequentially.

Nangeng Zhang, chairman and chief executive officer of Canaan, commented, “During the Bitcoin halving quarter, we witnessed significant fluctuations in both Bitcoin prices and the total network hash rate as market variables evolved. Despite this turbulence, we executed on our product delivery plan, enhanced our global sales campaign, and optimized operations, achieving a topline performance of US$71.9 million, surpassing our guidance. The bulk delivery of our A14 products and further sales of traditional models yielded a total computing power sold of 6.2 million Thash/s, a remarkable 83.9% sequential increase. Additionally, our sales in North American and the Middle East markets achieved significant growth, demonstrating our expanding market presence. Our new product, the A1566, has received active customer orders since its launch, and along with continued presales of A14 products, contributed to a robust 30.2% increase in customer advances. We also refined our mining project matrix in response to local regulatory changes, leading to a solid US$9.3 million in mining revenue.”

“Bitcoin’s fourth halving has now been completed, and the global political and economic dynamics surrounding Bitcoin continue to unfold, attracting the attention of a wider audience. We navigated the halving quarter with solid results and the introduction of advanced products, continuing to invest heavily in both R&D and production capacity. With strong confidence in the opportunities that Bitcoin presents and the beginning of a bull market, we believe we are on a trajectory of renewed growth.”

James Jin Cheng, chief financial officer of Canaan, stated, “In the second quarter of 2024, our impressive topline growth was primarily driven by the concentrated delivery of our A14 products, which contributed the largest share to our revenue. This shift in product mix led to a notable boost in the average selling price of computing power and improved gross margins. Our mining business successfully weathered the Bitcoin halving, maintaining a gross margin similar to the previous quarter before the halving, leading to continued growth in our Bitcoin holdings. By the end of the second quarter, we held a record high of 1,114.2 Bitcoins. Operationally, our expense control measures were effective, with G&A expenses decreasing by 27.0% sequentially. This resulted in a 44.0% year-over-year and 10.6% sequential reduction in total expenses. Our loss from operations narrowed significantly by 60.9% year-over-year and 31.5% sequentially to US$46.6 million.”

“Our balance sheet liquidity was further bolstered by cash inflows from product sales during the second quarter. While adopting a stringent approach to operational expenditure, we continued to invest actively in Research & Development, as well as securing supply capacity, leading to a further optimized inventory mix. We are focused on improving profitability, strengthening our balance sheet, fulfilling customer orders, and achieving success alongside our customers in the coming bull market.”

Second Quarter 2024 Financial Results

Revenues in the second quarter of 2024 were US$71.9 million, as compared to US$35.1 million in the first quarter of 2024 and US$73.9 million in the same period of 2023. Total revenues consisted of US$61.8 million in products revenue, US$9.3 million in mining revenue and US$0.8 million in other revenues.

Products revenue in the second quarter of 2024 was US$61.8 million, compared to US$23.4 million in the first quarter of 2024 and US$57.9 million in the same period of 2023. The sequential increase was driven by the increased computing power sold and increased average selling price, as well as the increased delivery of the integrated mining solutions. The year-over-year increase was driven by the increased delivery of the integrated mining solutions and the increased computing power sold.

Mining revenue in the second quarter of 2024 was US$9.3 million, compared to US$10.5 million in the first quarter of 2024 and US$15.9 million in the same period of 2023. The sequential and year-over-year decreases were mainly due to the decline in bitcoins mined after the halving.

Cost of revenues in the second quarter of 2024 was US$91.0 million, compared to US$72.4 million in the first quarter of 2024 and US$143.9 million in the same period of 2023.

Product cost in the second quarter of 2024 was US$79.7 million, compared to US$59.8 million in the first quarter of 2024 and US$113.3 million in the same period of 2023. The sequential increase was in line with revenue growth. The year-over-year decrease was mainly due to the decrease of inventory write-down, prepayment write-down and provision for inventory purchase commitments recorded. The inventory write-down, prepayment write-down and provision for inventory purchase commitments recorded for this quarter was US$17.3 million, compared to US$47.5 million for the first quarter of 2024 and US$45.9 million for the same period of 2023. Product cost consists of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for inventory purchase commitments.

Mining cost in the second quarter of 2024 was US$11.0 million, compared to US$12.2 million in the first quarter of 2024 and US$30.6 million in the same period of 2023. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year decreases were mainly due to the decreased electricity cost, as well as the decreased depreciation which was driven by the end of the depreciation period of early deployed mining machines and the impairment of the currently deployed mining machines. The depreciation in this quarter for deployed mining machines was US$4.8 million, compared to US$5.2 million in the first quarter of 2024 and US$16.2 million in the same period of 2023.

Gross loss in the second quarter of 2024 was US$19.1 million, compared to US$37.3 million in the first quarter of 2024 and US$70.1 million in the same period of 2023.

Total operating expenses in the second quarter of 2024 were US$27.5 million, compared to US$30.7 million in the first quarter of 2024 and US$49.0 million in the same period of 2023.

Research and development expenses in the second quarter of 2024 were US$14.6 million, compared to US$15.3 million in the first quarter of 2024 and US$17.9 million in the same period of 2023. The sequential decrease was mainly due to a decrease of US$0.7 million in the research and development expenditure. The year-over-year decrease was mainly due to a decrease of US$3.9 million in staff costs. Research and development expenses in the second quarter of 2024 also included share-based compensation expenses of US$1.7 million.

Sales and marketing expenses in the second quarter of 2024 were US$1.6 million, compared to US$1.1 million in the first quarter of 2024 and US$2.4 million in the same period of 2023. The sequential increase was mainly due to an increase of US$0.5 million in channel commission. The year-over-year decrease was mainly due to a decrease of US$1.2 million in staff costs. Sales and marketing expenses in the second quarter of 2024 also included share-based compensation expenses of US$14 thousand.

General and administrative expenses in the second quarter of 2024 were US$10.4 million, compared to US$14.3 million in the first quarter of 2024 and US$17.3 million in the same period of 2023. The sequential decrease was mainly due to a decrease of US$1.4 million in staff costs and a decrease of US$1.2 million in share-based compensation expenses. The year-over-year decrease was mainly due to a decrease of US$3.6 million in share-based compensation expenses and a decrease of US$1.7 million in staff costs. General and administrative expenses in the second quarter of 2024 also included share-based compensation expenses of US$4.8 million.

Impairment on property, equipment and software in the second quarter of 2024 was US$0.8 million, compared to nil in the first quarter of 2024 and US$9.1 million in the same period of 2023.

Loss from operations in the second quarter of 2024 was US$46.6 million, compared to US$68.0 million in the first quarter of 2024 and US$119.1 million in the same period of 2023.

Excess of fair value of Series A Convertible Preferred Shares in the second quarter of 2024 was nil, compared to US$0.4 million in the first quarter of 2024 and nil in the same period of 2023. For further information, please refer to “Preferred Shares Financing” in this press release.

Change in fair value of cryptocurrency in the second quarter of 2024 was an unrealized loss of US$9.8 million, compared to an unrealized gain of US$33.6 million in the first quarter of 2024 and nil in the same period of 2023. The unrealized loss of change in fair value of cryptocurrency was due to the declined bitcoin price as of June 30, 2024 compared to the bitcoin price as of March 31, 2024.

Foreign exchange gains, net in the second quarter of 2024 were US$11.4 million, compared with a loss of US$1.8 million in the first quarter of 2024 and a gain of US$2.6 million in the same period of 2023, respectively. The foreign exchange gains were due to the U.S. dollar appreciation against the Renminbi during the second quarter of 2024.

Net loss in the second quarter of 2024 was US$41.9 million, compared to US$39.4 million in the first quarter of 2024 and US$110.7 million in the same period of 2023.

Non-GAAP adjusted EBITDA in the second quarter of 2024 was a loss of US$30.6 million, as compared to a loss of US$26.0 million in the first quarter of 2024 and a loss of US$78.8 million in the same period of 2023. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the second quarter of 2024 was a loss of US$4.0 million, compared with a loss of US$5.0 million in the first quarter of 2024 and a loss of US$23.5 million in the same period of 2023, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the second quarter of 2024 were US$0.15. In comparison, basic and diluted net loss per ADS in the first quarter of 2024 were US$0.16, while basic and diluted net loss per ADS in the same period of 2023 were US$0.65. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of June 30, 2024, the Company held cryptocurrency assets that primarily comprised 1,133.5 bitcoins with a total fair value of US$69.9 million, which consisted of 584.2 bitcoins owned by the Company, 530 bitcoins pledged and 19.3 bitcoins received as customer deposits.

As of June 30, 2024, the Company had cash of US$66.8 million, compared to US$96.2 million as of December 31, 2023.

Accounts receivable, net as of June 30, 2024 was US$8.2 million, compared to US$3.0 million as of December 31, 2023. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Contract liabilities as of June 30, 2024 were US$50.6 million, compared to US$19.6 million as of December 31, 2023.

Shares Outstanding

As of June 30, 2024, the Company had a total of 273,741,843 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Preferred Shares Financing

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the price of US$1,000.00 for each Preferred Share.

On December 11, 2023, the Company closed the first tranche of the preferred shares financing (the “First Tranche Preferred Shares Financing”) and is obligated to issue the second tranche of the preferred shares financing (the “Forward Purchase Liabilities”), raising total net proceeds of $25.4 million. Pursuant to the First Tranches Preferred Shares Financing, the Company issued 25,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share.

In connection with the issuance of the Preferred Shares, the Company caused The Bank of New York Mellon to deliver 8,000,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. The Pre-delivery Shares shall be returned to the Company at the end of the arrangement and the Company shall pay such Buyer US$0.00000075 for each such Pre-delivery Share. The Pre-delivery Shares are considered a form of stock borrowing facility and were accounted as a share lending arrangement.

On January 22, 2024, the Company closed the second tranche of the preferred shares financing (the “Second Tranche Preferred Shares Financing”), raising total net proceeds of $49.9 million. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an additional 2,800,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS.

The Company intends to use the net proceeds from the sale of the securities for the expansion of wafer procurement, R&D activities, and other general corporate purposes.

According to the Securities Purchase Agreement, the closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between the Company and the Buyer. As of the date of this announcement, neither the Company is obliged to sell, nor the Buyer is obliged to purchase for the Third Tranche.

As of the date of the Company’s second quarter 2024 earnings release, the Company has 4,223,697,753 Class A ordinary shares, 311,624,444 Class B ordinary shares, and 1,000 Series A Preferred Shares issued and outstanding. The increase in the outstanding Class A ordinary shares compared to the end of 2023 was due to the conversion from part of the Series A Preferred Shares to Class A ordinary shares by the Buyer and the issuance of the Pre-delivery Shares.

Secured Term Loans

During the second quarter of 2024, the Company pledged 530 Bitcoins for secured term loans with an aggregate carrying value of US$19.2 million for 18 months. The secured term loans enable additional liquidity for the production expansion and operations of the Company.

Business Outlook

For the third quarter of 2024, the Company expects total revenues to be approximately US$73 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on August 15, 2024 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Second Quarter 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIad7763f270f8498f8cf1dffb26155196

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax expenses (benefit), interest income, depreciation and amortization expenses and certain non-cash items which currently include share--based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments and excess of fair value of Series A Convertible Preferred Shares. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	USD	USD
ASSETS
Current assets:
Cash	96,154	66,788
Accounts receivable, net	2,997	8,159
Inventories	142,287	131,297
Prepayments and other current assets	122,242	129,748
Total current assets	363,680	335,992
Non-current assets:
Cryptocurrency	28,342	37,198
Cryptocurrency, restricted	-	32,655
Property, equipment and software, net	29,466	42,267
Intangible asset	-	1,007
Operating lease right-of-use assets	1,690	3,719
Deferred tax assets	66,809	69,417
Other non-current assets	486	482
Non-current financial investment	2,824	2,806
Total non-current assets	129,617	189,551
Total assets	493,297	525,543
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	6,245	29,936
Contract liabilities	19,614	50,585
Income tax payable	3,534	3,524
Accrued liabilities and other current liabilities	64,240	29,738
Operating lease liabilities, current	1,216	1,530
Preferred Shares forward contract liability	40,344	-
Series A Convertible Preferred Shares	-	1,514
Total current liabilities	135,193	116,827
Non-current liabilities:
Long-term loans	-	19,172
Lease liabilities, non-current	210	1,811
Deferred tax liability	-	171
Other non-current liabilities	9,707	9,362
Total liabilities	145,110	147,343
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 3,772,078,667 and 4,535,322,197 shares issued, 3,514,973,327 and 4,316,086,547 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 257,105,340 shares as of December 31, 2023 and 219,235,650 shares as of June 30, 2024, respectively)	(57,055)	(57,055)
Additional paid-in capital	653,860	755,239
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(43,879)	(52,865)
Accumulated deficit	(219,631)	(282,011)
Total shareholders’ equity	348,187	378,200
Total liabilities and shareholders’ equity	493,297	525,543

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024
	USD	USD	USD
Revenues
Products revenue	57,940	23,446	61,751
Mining revenue	15,896	10,460	9,308
Other revenues	17	1,185	799
Total revenues	73,853	35,091	71,858
Cost of revenues
Product cost	(113,294)	(59,757)	(79,661)
Mining cost	(30,586)	(12,152)	(11,037)
Other cost	(48)	(509)	(290)
Total cost of revenues	(143,928)	(72,418)	(90,988)
Gross loss	(70,075)	(37,327)	(19,130)
Operating expenses:
Research and development expenses	(17,857)	(15,342)	(14,648)
Sales and marketing expenses	(2,437)	(1,073)	(1,578)
General and administrative expenses	(17,258)	(14,304)	(10,445)
Impairment on property, equipment and software	(9,111)	-	(798)
Impairment on cryptocurrency	(2,363)	-	-
Total operating expenses	(49,026)	(30,719)	(27,469)
Loss from operations	(119,101)	(68,046)	(46,599)
Interest income	226	205	66
Interest expense	-	-	(14)
Change in fair value of cryptocurrency	-	33,583	(9,787)
Change in fair value of financial instrument	-	2,340	(225)
Excess of fair value of Series A Convertible Preferred Shares	-	(376)	-
Foreign exchange gains (losses), net	2,574	(1,843)	11,364
Other income (expense), net	176	(4,454)	1,405
Loss before income tax expenses	(116,125)	(38,591)	(43,790)
Income tax (expense) benefit	5,456	(802)	1,910
Net loss	(110,669)	(39,393)	(41,880)
Foreign currency translation adjustment, net of nil tax	(23,518)	(4,987)	(3,999)
Total comprehensive loss	(134,187)	(44,380)	(45,879)
Weighted average number of shares used in per class A and Class B ordinary share calculation:
— Basic	2,547,999,846	3,719,629,615	4,117,791,601
— Diluted	2,547,999,846	3,719,629,615	4,117,791,601
Net loss per class A and Class B ordinary share (cent per share)
— Basic	(4.34)	(1.06)	(1.02)
— Diluted	(4.34)	(1.06)	(1.02)
Share-based compensation expenses were included in:
Cost of revenues	60	57	59
Research and development expenses	2,452	1,865	1,702
Sales and marketing expenses	233	43	13
General and administrative expenses	8,323	5,946	4,750

The table below sets forth a reconciliation of net loss to Non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024
	USD	USD	USD
Net loss	(110,669)	(39,393)	(41,880)
Income tax expenses (benefit)	(5,456)	802	(1,910)
Interest income	(226)	(205)	(66)
Interest expense	-	-	14
EBIT	(116,351)	(38,796)	(43,842)
Depreciation and amortization expenses	17,413	6,873	5,650
EBITDA	(98,938)	(31,923)	(38,192)
Share-based compensation expenses	11,068	7,911	6,524
Impairment on property, equipment and software	9,111	-	798
Change in fair value of financial instruments	-	(2,340)	225
Excess of fair value of Series A Convertible Preferred Shares	-	376	-
Non-GAAP adjusted EBITDA	(78,759)	(25,976)	(30,645)